

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

November 10, 2014

Via E-Mail
Tracee Gress
Chief Financial Officer
Vestin Realty Mortgage II, Inc.
8880 W. Sunset Road, Suite 200
Las Vegas, NV  89148

> **Re: Vestin Realty Mortgage II, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-51892**

Dear Ms. Gress:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013 filed March 31, 2014

Acquisitions, page 30

1. Your disclosure indicates that during the year ended December 31, 2013, you expensed approximately $2.6 million of acquisition costs. Please reconcile this to the $162,000 acquisition expense disclosed in the consolidated statements of operations on page 20.

Revenue Recognition, page 31

2.  Please advise us of the guidance you relied upon to recognize interest income from loans over the expected terms of the loans instead of over the contractual terms of the loan.

Form 10-Q for the quarterly period ended June 30, 2014

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

3.  With respect to the exchange of properties with MVP REIT, we note your disclosure on page 35 that you received a greater amount of consideration than what was transferred to MVP REIT which resulted in a net gain of approximately $1.1 million. Please show us how you calculated this net gain as it is not apparent from your disclosure on page 5 and Note H on page 22, and advise us of the guidance you relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3693.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant